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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

GASTAR EXPLORATION, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367299203

(CUSIP Number)

Global Undervalued Securities Master Fund, L.P.
Attn: James K. Phillips
301 Commerce Street, Suite 1900
Fort Worth, Texas 76109
(817) 348-8100

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 367299203
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,275,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,275,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 367299203
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,275,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 367299203
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. John B. Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,275,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 367299203
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred N. Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

PREAMBLE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D, dated December 22, 2013, filed by Global Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz Inc.”), and Mr. John B. Kleinheinz (collectively with the Master Fund and Kleinheinz Inc., the “Kleinheinz Parties”).  This Schedule 13D is filed by the Kleinheinz Parties and Mr. Fred N. Reynolds (collectively, the “Reporting Persons”), relating to shares of Common Stock of Gastar Exploration Ltd., now Gastar Exploration, Inc., a Delaware corporation (the “Issuer”).

Item 3.
Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons are $16,144,968. The source of funds to purchase the Reporting Persons’ shares of Common Stock was the working capital of the Reporting Persons.

Item 4.
Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons have been in discussions with the Issuer regarding representation on the Board of Directors of the Issuer (the “Board”) by Mr. Kleinheinz and/or Mr. Reynolds.  Such discussions have not resulted in an agreement between the Reporting Persons and the Issuer regarding Board representation, and the Reporting Persons now intend to nominate two directors to the Board at the 2014 annual meeting of stockholders of the Issuer, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b)  The Reporting Persons may be deemed to beneficially own in the aggregate 4,315,000 shares of Common Stock.  Based on a total of 61,214,014 outstanding shares of Common Stock, as reported in the Issuer’s Form 8-k, filed on January 22, 2014, the Reporting Persons’ shares represent approximately 7.049% of the outstanding shares of Common Stock.

The Master Fund owns 4,275,000 shares of Common Stock (the “Master Fund Shares”), which represent approximately 6.984% of the outstanding shares of Common Stock.

Mr. Reynolds owns 40,000 shares of Common Stock (the “Reynolds Shares”), which represent approximately 0.065% of the outstanding shares of Common Stock. Additionally, Mr. Reynolds owns 2,000 shares of the 8.625% Cumulative Preferred Stock of the Issuer.

The Master Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Master Fund Shares.

As general partner of the Master Fund, Kleinheinz Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  Kleinheinz Inc. disclaims beneficial ownership of the Master Fund Shares.

As sole owner of the Master Fund and Kleinheinz Inc., Mr. Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares.  Mr. Kleinheinz disclaims beneficial ownership of the Master Fund Shares.

In accordance with the Joint Filing Agreement, dated December 22, 2013, by and among the Reporting Persons (the “Joint Filing Agreement”), each of the Kleinheinz Parties disclaims beneficial ownership over the Reynolds Shares.

Mr. Reynolds has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Reynolds Shares.  In accordance with the Joint Filing Agreement, Mr. Reynolds disclaims beneficial ownership over the Master Fund Shares.

(c ) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last sixty (60) days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Master Fund	02/27/2014	83,000	6.45
Master Fund	02/28/2014	42,000	6.50

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           February 28, 2014

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its general partner

	By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name: John B. Kleinheinz
Title: President

JOHN B. KLEINHEINZ

/s/ John B. Kleinheinz

FRED N. REYNOLDS

/s/ Fred N. Reynolds